PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com

July 8, 2009

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange

    Commission

Mail Stop 3010

450 Fifth Street, N.W.

Washington, DC 20549

Re:	CNL Macquarie Global Growth Trust, Inc.
Registration Statement on Form S-11/A Filed March 17, 2009
Registration No. 333-156479

Dear Ms. Garnett:

We are writing on behalf of our client, CNL Macquarie Global Growth Trust, Inc. (the “Company”), in response to the comments contained in the Staff’s letter dated April 17, 2009 and two additional verbal comments provided shortly thereafter. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter except as noted.

You will notice in the attached Pre-Effective Amendment No. 2 (Form S-11/A) that the Company and its sponsors have elected to simplify the structure that originally would have allowed for properties to be purchased, and for preferred partnership units to be issued, prior to the effectiveness of this initial offering. The $40 million funding commitment, as well as the preferred partnership units that would have been issued have been eliminated, and the language relating to this has been removed from this offering. In addition, the registrant has elected to remove the dual offering price structure that originally called for shares issued under this offering to increase from $9.25 to $10.00 upon the issuance of more than $10,810,811 shares. All common shares will initially be priced at $10.00 per share, exclusive of any applicable discounts. Although these two features were carefully considered originally, the Company determined that those features could have created some confusion with respect to this offering.

450 South Orange Avenue, Suite 250
215 North Eola Drive Orlando, Florida 32801-2028	Tel: 407-843-4600 • Fax :407-843-4444 • www.lowndes-law.com	Orlando, Florida 32801-3383

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 8, 2009

For your convenience, we have reproduced your comments in this letter and included our responses directly below each comment.

Our Initial Capitalization, page 3

1. We note your response to comment 5 of our letter dated February 5, 2009 and the revised disclosure of the conversion rate that applies when the preferred partnership units are converted into debt. Please revise to disclose the dollar amount that will be paid for each preferred partnership unit. Also, please revise to provide the conversion rate that applies when the units are converted into limited partnership interest in your operating partnership.

RESPONSE:

The Company has removed the preferred partnership units and the related commitment from the sponsors to provide $40 million in pre-effective funding for the purchase of assets. Therefore the questions relating to the price paid and the conversion of these units into debt are no longer applicable.

Our Conflicts of Interest, page 7

2. We note your response to comment 10 and the disclosure of the number of other programs that have similar investment objectives to you. The prior comment also sought disclosure of the number of real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Please revise to provide the noted disclosure so that the conflict involving the amount [of] time devoted to your operations is placed into context.

RESPONSE:

We have revised the first bullet point in the Prospectus Summary — Our Conflict of Interest section which we believe provides the requested clarification. We have also made conforming changes to the related risk factor in the Form S-11, captioned: “Risks Related to Conflicts of Interest and Our Relationships with Our Advisor, Its Affiliates and Related Parties.”

Our Exit Strategy, page 16

3. We note your response to comment 14 that you cannot predict what the board will consider as part of its “consideration” that is required prior to [the] seventh anniversary of the effective date of this offering. Please revise to clarify here, and where appropriate, that you do not have specific criteria established for the[ir]consideration. Also, clarify if you will explain your consideration to shareholders in the event the board will not pursue a liquidity event.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 8, 2009

RESPONSE:

Although there would be certain criteria that a board of directors may consider today in determining whether to pursue a liquidity event (e.g., the state of the real estate market, current stock market conditions), we do not know what macro- and micro-circumstances will exist in the future. We believe it may be unnecessarily limiting and potentially misleading to identify a specific set of factors today that the Company’s board of directors will consider in determining whether to pursue a liquidity event in the future. Those factors may or may not be relevant at that time. We respectfully submit that it is not in the best interests of the Company or its stockholders to establish pre-determined criteria at this time. In the event that the Company’s board of directors determines to pursue a liquidity event that requires the approval of its stockholders, the factors the board considered in making its determination will be disclosed to the Company’s stockholders to the extent required by applicable law or regulation. We have added clarifying language to “Prospectus Summary — Our Exit Strategy” and under “Business — Disposition Policies.”

Risk Factors, page 26

4. We note your response to comment 17 that you have removed the qualifying language. We also note that you have replaced it with a qualifying statement about additional unknown risks. Please revise to remove the noted qualification.

RESPONSE:

We believe the introductory paragraph to the section of the Form S-11, captioned “Risk Factors,” is appropriate as revised in Amendment #1. We believe it would be misleading to investors for us to claim, directly or indirectly by inference, that the only risks that we could face are those that are enumerated under “Risk Factors.” While we believe we have identified the material risks currently relevant to us, there are risks which may be immaterial now but may develop into material risks in the future, or there may be circumstances that arise in the future that create material risks, none of which we can reasonably predict at this time, and investors should be aware of that. Additionally, we note that other registrants who are public unlisted REITs include in the preamble paragraph to their Risk Factors section of their Forms S-11 the statement we deleted in Amendment #1 pursuant to your request as well as the additional qualifying statement that “Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.” (See, e.g., American Realty Capital Trust, Behringer Harvard Multifamily REIT I, Behringer Harvard Opportunity REIT II, Cole Credit Property Trust III, KBS Real Estate Investment Trust II and Strategic Storage Trust.) By excluding that sentence, we may be subject to claims that we misled investors, since an investor could claim that he or she was led to believe that all risks, both current and future, were discussed. We believe the current language fairly balances the requirement to disclose known potential material risks and the Company’s desire not to mislead investors.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 8, 2009

Prior Performance Summary, Page 89

5. Please revise to update the prior performance summary and the prior performance tables to include information as of December 31, 2008.

RESPONSE:

The prior performance summary and the prior performance tables have been updated to include information as of December 31, 2008 to the extent applicable. Please note that the Macquarie funds have a June 30 fiscal year end except for one fund – Starhill Global REIT (formerly known as Macquarie PRIME REIT), which had a December 31 year end. However, Macquarie completed the sale of its holdings in the management company of Starhill on December 31, 2008 and therefore no further update is required.

Prior Investment Programs of CNL, page 89

6. We note your response to comment 31. Please revise to discuss the status of the third public offering for CNL Lifestyle Properties.

RESPONSE:

The information has been updated to discuss the status of the third public offering for CNL Lifestyle Properties.

Prior Investment Programs—Macquarie Capital Funds, page 93

7. It is not clear why you have deleted Korea Exchange from the first paragraph in this subsection considering you disclose on page 95 that Macquarie Central Office CR REIT files reports with the noted exchange. Please clarify.

RESPONSE:

The first paragraph in this subsection has been revised to include a reference to the Korea Exchange which had been inadvertently deleted.

Compensation to our Advisor and its Affiliates and Related Parties, page 116

8. Please revise to clarify if the amounts used to determine your asset management fee will take into account any investment impairments made as discussed in your MD&A section.

RESPONSE:

The discussion of investment impairments in the MD&A section is focused on direct and indirect investments in real estate assets. We have revised the definition of “Real Estate Asset Value” to clarify that

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 8, 2009

the value would exclude the impact of non-cash reserves and depreciation. Therefore, the asset management fee will not be impacted by the decision to take an impairment charge on a real estate investment. Asset management fees on mortgages and other notes receivable will be based on the amortized principal balance which will not be decreased by reserves. In the case of real estate-related securities, the asset management fee will be based on book value, which could include a diminution in value resulting from events or changes in circumstances impacting the underlying assets or obligor.

Prior Performance Tables – CNL

Table III—CNL Retirement Properties, Inc., page A-12

9. You reported a $43 million cash deficiency instead of cash generated after cash distributions and special items for 2005. Please reconcile.

RESPONSE:

The amount shown in Table III for 2005 has been corrected and reconciles to the amount reported in the audited statement of cash flows for CNL Retirement Properties, Inc.

Table IV—CNL Retirement Properties, Inc., page A-20

10. Please explain the inconsistency between the Dollar Amount Raised reported in this table versus the amount reported in Table II on page A-5.

RESPONSE:

The Dollar Amount Raised on Table IV is correct. Table II has been revised to reflect this amount.

Table V—CNL Retirement Properties, Inc., page A-23

11. We note that you reported $2.4 million in purchase money mortgage taken back by program. Please confirm that the amounts shown are the face amounts and do not represent discounted current value and describe the terms including interest rate, any balloon payment and other special provisions as required by Instruction 2 to Table V. Revise your disclosure accordingly for CNL and Macquarie Capital Funds.

RESPONSE:

The $2.4 million represents the face amounts of each of the two mortgages taken back in March of 2006 in connection with the sale of the Greenwood and Roswell properties by CNL Retirement Properties, Inc. A footnote has been added to the table which clarifies this and describes the terms of the mortgages which require interest to be paid annually at a rate of 6% with the principal balance due in March 2009.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 8, 2009

Prior Performance Tables—Macquarie Capital Funds, page B-1

Table I, page B-4

12. From footnote 4, it appears that the DRP proceeds are used for capital expenditures instead of funding acquisitions. If so, please revise to clarify the percentage raised through non-DRP offerings that were applied toward acquisition costs. Also, we note that footnote 5 ties acquisition costs to associated capital raising. Please revise to clarify how DRP proceeds are considered in this footnote.

RESPONSE:

The footnotes to Table I have been revised in an effort to clarify the use of funds raised. In response to your comment regarding footnote 4, as a portion of DRP proceeds were applied toward acquisition costs, we cannot exclude DRP proceeds in their entirety for the purpose of calculating the percentage of funds applied toward acquisition costs. We have revised footnotes 6 and 13 to disclose the percentage of total funds raised that were not utilized for capital expenditures, including development costs, that were applied toward acquisition costs. An additional line has been added to Table I to demonstrate the percentage of total funds raised that were applied to capital expenditures, including development costs. In response to your comment regarding footnote 5, this footnote, which is now reflected as footnote 7, has been revised to clarify that acquisition costs refer only to properties purchased with funds raised, including DRP proceeds.

Table IV, page B-14

13. Please revise to clarify the amount included in the dollar amount raised that is attributable to the program’s DRP.

RESPONSE:

Table IV has been amended to include the dollar amount raised that is attributable to the program’s DRP.

*****

Shortly after receiving the Staff’s letter dated April 17, 2009, I was contacted by Mr. Duc Dang who asked that we respond to two additional questions paraphrased below relating to CNL’s prior performance:

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 8, 2009

Narrative Summary

14. Please revise the Narrative Summary to bring it into compliance with Guide 5, Section 8.A.1 (d) which requires disclosure of the number of properties purchased and location by region for the past ten years.

RESPONSE:

The prior performance narrative summary has been revised to show the number of properties purchased for the past ten years, and disclosure has been added to indicate that the properties are located throughout the United States with the exception of two properties located in Canada.

Table III

15. Please revise Table III to include three years of operating history, not just two years as provided. Although CNL Hotels and Resorts was sold in 2007, the disclosure should include 2004 in addition to the disclosure of 2005 and 2006 results.

RESPONSE:

Table III has been revised to include the operating data for CNL Hotels & Resorts, Inc. and CNL Retirement Properties, Inc. for 2004, 2005 and 2006.

*****

Please contact me or Kevin J. Lavin, Esq. at (703) 720-7011 if you have any questions regarding the foregoing. Also enclosed, as requested, with this letter is a marked copy of the amendment which highlights the changes we have made to the Form S-11/A filed on March 17, 2009. Further, please advise whether the Staff has any additional comments.

Best regards.

Very truly yours,

LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

/s/ Peter E. Reinert

Peter E. Reinert

PER/cb

Encls.

Ms. Karen J. Garnett, United States Securities

and Exchange Commission

July 8, 2009

cc:	Duc Dang (SEC)
Jamie John (SEC)
Cicely LaMothe (SEC)
Kevin J. Lavin, Esq.
David Malinger, Esq.
Michael J. Choate, Esq.